UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)


                   Air & Water Technologies Corporation
                             (Name of Issuer)

                           Class A Common Stock
                              $.001 par value

             Series A Convertible Exchangeable Preferred Stock
                              $.01 par value
                      (Title of Class of Securities)

                                 009058108
                              (CUSIP Number)

                        Compagnie Generale des Eaux
                    (Name of Persons Filing Statement)

                               John A. Bick
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York  10017
                         Tel. No.: (212) 450-4000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             December 16, 1994
                  (Date of Event which Requires Filing of
                              this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].


         Check the following box if a fee is being paid with this statement:
[ ].

                               SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.   009058108       |             | Page __2___ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
|    |                                                                    |
|    |    Compagnie Generale des Eaux                                     |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |x| |
|    |                                                                 -  |
|    |                                                                    |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |    WC and 00                                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     France                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    Common Stock:  13,166,475                  |
|                    |    |    Series A Preferred Stock: 1,200,000  (See  |
|                    |    |      Item 5)                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    None                                       |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    Common Stock:  13,166,475                  |
|    PERSON          |    |    Series A Preferred Stock:  1,200,000  (See |
|     WITH           |    |      Item 5)                                  |
|                    |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    None                                       |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |   Common Stock: 13,166,475                                         |
|    |   Series A Preferred Stock: 1,200,000                              |
|____|____________________________________________________________________|
          *SEE INSTRUCTIONS BEFORE FILLING OUT!SEC 1746 (9-88) 2 OF

|----|--------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |   48.8%                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |   CO                                                               |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 3 of

Compagnie Generale des Eaux ("Generale des Eaux" or "CGE"), hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D"), with respect to the purchase of shares of Class A Common Stock, $.001 par value (the "Class A Common Shares"), and 5 1/2% Series A Convertible Exchangeable Preferred Stock, $.01 par value (the "Series A Preferred Stock"), of Air & Water Technologies Corporation (the "Company" or "AWT").
               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
               Item 5.  Interest in Securities of the Company.
               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
               (a) Generale des Eaux has acquired, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, will beneficially own 463,000 shares of Class A Common Stock, which, when added to the 12,703,475 Shares already owned beneficially by Generale des Eaux is 13,166,475, representing approximately 41.1% of the outstanding shares of Class A Common Stock of the Company. Generale des Eaux also beneficially owns 1,200,000 shares of the Series A Preferred Stock, which are convertible into 4,800,000 shares of the Class A Common Shares. The aggregate of the Class A Common Shares and the shares of the Series A Preferred Stock upon conversion beneficially owned by Generale des Eaux would represent approximately 48.8% of the Class A Common Shares.
               Except as set forth in this Item 5(a), neither Generale des Eaux, nor any other person controlling Generale des Eaux, nor, to the best of its knowledge, any persons named in Schedule A or B to the Schedule 13D owns beneficially any Shares.
               (b) Upon the acquisition of the 463,000 shares described in Schedule C, Generale des Eaux may be deemed pursuant to Rule 13d-3 to have the power to vote or to direct the vote, or to dispose or direct the disposition of 13,166,475 shares of Class A Common Stock.
               (c) Other than as set forth on Schedule C hereto, no transactions in the Shares have been effected since Amendment No. 9 to the
Schedule 13D filed on June 15, 1994 by Generale des Eaux, any other person controlling Generale des Eaux, or to the best of its knowledge, any of the persons named in Schedule A or B to the Schedule 13D.
               (d)  Inapplicable
               (e)  Inapplicable

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 10, 1995
                                                   COMPAGNIE GENERALE DES EAUX



                                          By: /s/ Jean-Marc Espalioux
                                              -----------------------
                                             Chief Financial Officer


                                                                   Schedule C


               Date of           Number            Price             Total
               Purchase          of Shares         per Share         Price
               --------          ---------         ---------         -----

October 1994
               10/06/94            3000            $ 6.96        $   20,880
               10/07/94            3000              7.04            21,120
               10/10/94            1000              7.00             7,000
               10/21/94            1000              7.00             7,000
               10/24/94            2000              6.88            13,760
               10/25/94            3000              6.92            20,760
               10/26/94            1000              7.00             7,000
               10/27/94            3000              6.73            20,190
               10/28/94            2000              7.01            14,020
               10/31/94            2000              7.01            14,020
                                 ------                             -------
                                 21,000                           $ 145,750


November 1994
               11/01/94            3000            $ 6.81        $   20,430
               11/02/94            2000              6.88            13,760
               11/04/94           10000              6.52            65,200
               11/07/94            4000              6.69            26,760
               11/08/94           10000              6.50            65,000
               11/09/94            3000              6.38            19,140
               11/10/94            3000              6.02            18,060
               11/11/94            9000              6.57            59,130
               11/14/94            6000              6.56            39,300
               11/15/94            8000              6.25            50,000
               11/16/94            4000              6.56            26,240
               11/17/94            5000              6.50            32,500
               11/18/94           10000              6.25            62,500
               11/21/94            3000              6.13            18,390
               11/22/94           15000              5.90            88,500
               11/23/94            9000              5.88            52,920
               11/25/94           10000              6.05            60,500
               11/28/94            8000              6.08            48,640
               11/29/94           10000              6.00            60,000
               11/30/94           15000              5.84            87,600
                                 ------                             -------
                                147,000                            $914,570

December 1994
               12/01/94          15000             $ 5.53        $   82,950
               12/02/94          15000               5.58            83,700
               12/05/94          15000               5.68            85,200
               12/06/94          12000               5.72            68,640
               12/07/94          13000               5.63            73,190
               12/08/94          10000               5.48            54,800
               12/09/94          15000               6.03            90,450
               12/12/94           8000               6.00            48,000
               12/13/94          10000               5.74            57,400
               12/14/94          15000               5.63            84,450
               12/15/94          10000               5.81            58,100
               12/16/94          15000               5.88            88,200
               12/19/94          10000               5.99            59,900
               12/20/94          15000               6.04            90,600
               12/21/94          15000               6.13            91,950
               12/22/94          15000               6.13            91,950
               12/23/94          15000               6.13            91,950
               12/27/94           6000               6.00            36,000
               12/28/94          15000               6.00            90,000
               12/29/94          10000               5.88            58,800
               12/30/94          15000               5.99            89,850
                               -------                            ---------
                               269,000                           $1,576,080

January 1995
               01/03/95           10000            $ 6.21       $    62,100
               01/04/95           10000              6.38            63,800
               01/06/95            6000              6.63            39,780
                                 ------                            --------
                                 26,000                            $165,680


   Total                        463,000                          $2,802,080